August 30, 2019
Via Facsimile
Toshizo Tanaka
Executive Vice President and Chief Financial Officer
Canon Inc.
30-2, Shimomaruko 3-chome
Tokyo 146-8501
Japan

       Re:     Canon Inc.
               Form 20-F for the Fiscal Year Ended December 31, 2018 Filed March 28, 2019
               File No. 1-15122

Dear Mr. Tanaka:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

General

   1. In your letter to us dated July 21, 2016, you discussed contacts with Syria. Canon Middle
      East's website provides contact information for Syria and Canon Medical Systems website provides contact information for third parties in Syria and Sudan. As you are aware, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Your
      Form 20-F does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria since your 2016 letter, and with Sudan, including contacts with those countries' governments, whether through subsidiaries, distributors, customers, affiliates, or other direct or indirect arrangements.
 Toshizo Tanaka
Canon Inc.
August 30, 2019
Page 2

      2. Please discuss the materiality of any contacts with Syria and Sudan, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with state sponsors of terrorism.

      3. We note your disclosure about selling medical devices. Please tell us whether any of the contacts with Syria and Sudan you discuss in response to comment 1 above involve dual use products or components.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

         the company is responsible for the adequacy and accuracy of the disclosure in the filing;

         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-
3470 if you have any questions about the comments or our review.

                                                                Sincerely,

                                                                /s/ Cecilia
Blye

                                                                Cecilia Blye,
Chief
                                                                Office of
Global Security Risk

cc:      Jon Gray, Esq.
         Davis Polk & Wardwell LLP

         Amanda Ravitz
         Assistant Director